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13030675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8- 25203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 N Main
(No. and Street)

Minot (City) ND (State) 58703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Carlson 701. 857. 0267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway, Suite 4000 (Address) Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, John Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Financial Services, Inc, as of December 31, 2012, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

John R. Carlson
Signature

CHIEF EXECUTIVE OFFICER
Title

Elizabeth Redding
Notary Public

ELIZABETH REDDING
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
June 20, 2018

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
CAPITAL FINANCIAL HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2012 AND 2011

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
Capital Financial Services, Inc.
Minot, North Dakota

Report on the Financial Statements

We have audited the accompanying financial statements of Capital Financial Services, Inc. (the "Company") which comprise the statements of financial condition as of December 31, 2012, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The financial statements of Capital Financial Services, Inc. as of December 31, 2011 was audited by other auditors whose report dated February 24, 2012, expressed an unqualified opinion on those statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for each of the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
March 1, 2013

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
CURRENT ASSETS		
Cash and cash equivalents	$ 981,167	$ 600,960
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2011 and 2010)	1,304,526	1,294,236
Prepaid assets	11,524	11,223
Total current assets	$ 2,297,217	$ 1,906,419
PROPERTY AND EQUIPMENT	$ 180,523	$ 161,095
Less accumulated depreciation	137,991	113,683
Net property and equipment	$ 42,532	$ 47,412
OTHER ASSETS		
Severance Escrow	$ 240,340	$ 211,089
Other Investments	45,000	45,000
Clearing deposits	175,279	175,279
Total other assets	$ 460,619	$ 431,368
TOTAL ASSETS	$ 2,800,368	$ 2,385,199

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
CURRENT LIABILITIES		
Commissions payable	$ 1,301,194	$ 1,184,745
Accounts payable & accrued expenses	210,583	125,117
Total current liabilities	$ 1,511,777	$ 1,309,862
TOTAL LIABILITIES	$ 1,511,777	$ 1,309,862
Commitments and contingencies – Note 4 and 10		
STOCKHOLDER'S EQUITY		
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$ 5,000	$ 5,000
Additional paid-in capital	178,392	178,392
Retained earnings	1,105,199	891,945
TOTAL STOCKHOLDER'S EQUITY	$ 1,288,591	$ 1,075,337
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,800,368	$ 2,385,199

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)

STATEMENTS OF OPERATIONS

FOR YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
INCOME		
Commission and underwriting income	$ 17,030,021	$ 16,222,722
Advisory fee income	972,049	1,031,083
Other income	90,205	69,194
Other fee income	228,483	232,028
Total income	$ 18,320,758	$ 17,555,027
EXPENSES		
Commission expense	$ 15,525,721	$ 15,111,207
Professional fees	466,134	451,893
Advertising and promotion	464	45
Printing and postage	20,939	27,170
Dues, fees, and registrations	67,429	140,968
Compensation and benefits	1,037,726	938,229
Rent	79,498	64,387
Travel	31,477	28,872
Phone	41,005	35,298
Office and computer supplies	29,888	19,472
Depreciation	24,308	26,989
Other expenses	155,703	178,803
Interest expense	98	-
Total expenses	$ 17,480,390	$ 17,023,333
INCOME BEFORE INCOME TAX EXPENSE	$ 840,368	$ 531,694
INCOME TAX EXPENSE	(329,424)	(203,311)
NET INCOME	$ 510,944	$ 328,383

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 5,000	$ 178,392	$ 941,778	$ 1,125,170
Net income	-	-	328,383	328,383
Dividends	-	-	(378,216)	(378,216)
Balance, December 31, 2011	$ 5,000	$ 178,392	$ 891,945	$ 1,075,337
Net income	-	-	510,944	510,944
Dividends	-	-	(297,690)	(297,690)
Balance, December 31, 2012	$ 5,000	$ 178,392	$ 1,105,199	$ 1,288,591

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

		2012		2011
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	510,944	$	328,383
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		24,308		26,989
Effects on operating cash flows due to changes in:				
Prepaid assets		(301)		(3,808)
Accounts and commissions receivable		(10,290)		136,704
Commissions payable		116,449		(113,333)
Other liabilities		85,466		(263,615)
Net cash provided by operating activities	$	726,576	$	111,320
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment	$	(19,428)	$	(13,198)
Net cash used by investing activities	$	(19,428)	$	(13,198)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends		(297,690)		(378,216)
Net cash used by financing activities	$	(297,690)	$	(378,216)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	409,458	$	(280,094)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		812,049		1,092,143
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,221,507	$	812,049
RECONCILIATION OF CASH AND CASH EQUIVALENTS				
Cash	$	981,167	$	600,960
Severance Escrow		240,340		211,089
Net cash	$	1,221,507	$	812,049
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	4,735	$	7,470

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized ratably over the period received.

Advisory Fee Revenue - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period received.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2012 and 2011 was $24,308 and $26,989, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed.

Severance Escrow – The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Impact of Newly Issued and Proposed Accounting Standards – The Financial Accounting Standards Board ("FASB") has issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 has not had a significant effect on the Company's financial statements and note disclosures.

In September 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-08, "Intangibles—Goodwill and Other (Topic 350) Testing Goodwill for Impairment." Under ASU No. 2011-08, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this update, an entity has the option to bypass the qualitative

assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed beginning after December 15, 2011. The adoption of this update is not expected to have a significant impact on the Company's consolidated financial statements.

The Financial Accounting Standards Board (FASB) today issued Accounting Standards Update No. 2012-02, *Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.* The Update simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill. Examples of intangible assets subject to the guidance include indefinite-lived trademarks, licenses, and distribution rights. The standard applies to all public, private and not-for-profit organizations. The amendments allow an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. The adoption of this update is not expected to have a significant impact on the Company's consolidated financial statements.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its Parent. The tax provisions consisted of the following:

		2012		2011
Federal	$	285,725	$	180,776
State		43,699		22,535
Total	$	329,424	$	203,311

A reconciliation of the differences between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

		2012		2011
Expected income tax expense at the U.S. Statutory rate	$	285,725	$	180,776
The affect of:				
Increase due to state taxes, net of U.S. Federal income tax effects		43,699		22,535
Income tax expense	$	329,424	$	203,311

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $697,797, which was $522,955 in excess of its minimum required net capital of $174,842. The Company's net capital ratio was to 3.76 to 1.

NOTE 5 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2012 and 2011 included 12b-1 receivables of $967,770 and $850,560, respectively. The Company's receivables as of December 31, 2012 and 2011 also included investment advisory receivables of $188,928 and $173,902, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 6 – **RISKS AND UNCERTAINTIES**

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

NOTE 7 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

	2012	2011

Compensation and benefits paid to Capital Financial Holdings, Inc.	$	42,843	$	83,348
Corporate overhead paid to Capital Financial Holdings, Inc.	$	9,591	$	12,314
*Rent paid to Capital Financial Holdings, Inc.	$	62,250	$	48,000

* CFS has a lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $5,400. This amount represents CFS's use of office space and utilities.

NOTE 8 – **FAIR MARKET VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The application of valuation techniques applied to similar assets and liabilities has been consistently applied. The following is a description of the valuation methodologies used for instruments measured at fair value:

On February 12, 2009, CFS entered into a settlement agreement with a client, which resulted in CFS purchasing the client's investment in the Omega 2007 Drilling Program 1, LP. This limited partnership carries a "presentment" feature which allows CFS to sell the investment to the General Managing Partner of the limited partnership; and this feature has become available. The fair market value of the $76,876 investment is estimated to be $45,000, as of December 31, 2012, based on discounted cash flows; however this amount could fluctuate with the prices of oil and natural gas. CFS has determined, based off of information provided by the Limited Partnership, that the "presentment" feature will not be utilized at this time, due to the reduction in the present value of the investment.

Carrying Value at December 31, 2012	Year ended December 31, 2012

	Total	Level 1	Level 2	Level 3 Other Investment	Total Losses
Other Investment	$ 45,000	$ -	$ -	$ 45,000	$ -

	Carrying Value at December 31, 2011				Year ended December 31, 2011
	Total	Level 1	Level 2	Level 3 Other Investment	Total Losses
Other Investment	$ 45,000	$ -	$ -	$ 45,000	$ -

Reconciliation of Level 3 Balances:

Balance 1-1-11	$	45,000
Impairment loss on other investment		-
Balance 12-31-11	$	45,000
Impairment loss on other investment		-
Balance 12-31-12	$	45,000

NOTE 9 – **OPERATING LEASES**

The Company had various leases for office equipment and ret that were to expire over the next several years through 2014. The total rent expense for office equipment leases was $17,248 and $14,662 for December 31, 2012 and 2011 respectively. For additional information regarding lease agreements of the Company see Note 7 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2012.

Years ending December 31,		
2013	$	76,024
2014		80,646
2015		82,186
2016		28,965
Total minimum future rental payments	$	267,821

NOTE 10 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration and regulatory investigations. Issuers of certain alternative products sold by the Company are in Chapter 11 Bankruptcy or may have other financial difficulties. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to several legal and/or arbitration proceedings. These proceedings include customer suits and arbitrations related to the bankruptcy of the KH Funding Company, and the bankruptcy proceedings of the various DBSI entities. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. The current proceedings are subject to uncertainties and as such, the Company is unable to estimate the possible loss or a range of loss that may result; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. At December 31, 2012, the Company is a defendant in four on-going suits and arbitrations as addressed above. The Company expects and possible settled amounts, if any, to be below the maximum limits of coverage under the liability insurance policy and any amounts of shared coverage by the company, to the insurance company is not material to the financial statements. However, the Company expects to prevail in these cases. During 2012, the Company also has settled lawsuits that will require $94,000 in payments during 2013 and 2014. No further payments will be required on the aforementioned settled lawsuits.

NOTE 11 – **SUBSEQUENT EVENTS**

There have not been any significant events that have occurred subsequent to the Company's year end. Subsequent events have been evaluated through the date these financial statements were subject to be issued.



Supplementary Information

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
NET CAPITAL		
Total stockholders' equity	$ 1,288,592	$ 1,075,337
Less non-allowable assets:		
Prepaid assets	(11,524)	(11,223)
Property and equipment	(42,532)	(47,413)
Other deductions	(4,433)	(3,841)
Other assets	(285,341)	(256,089)
Accounts and commissions receivable	(246,965)	(275,493)
Net capital	$ 697,797	$ 481,278
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 1,301,194	$ 1,184,745
Accrued expenses	210,583	125,117
Other unrecorded amounts	1,110,852	450,163
Total aggregate indebtedness	$ 2,622,629	$ 1,760,025
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 174,842	$ 117,335
Excess net capital at 1500%[2]	$ 522,955	$ 363,943
Excess net capital at 1000%[2]	$ 435,534	$ 305,276
Ratio: Aggregate indebtedness to net capital	3.76 to 1	3.66 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 697,797	$ 481,278

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2012	2011
1500%	$ 174,842	$ 117,335
1000%	$ 262,263	$ 176,003

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2012 AND 2011

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders and Board of Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audit of the financial statements of Capital Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, State Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
March 1, 2013